FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-171806) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Senior Global Medium-Term Notes, Series E (collectively, the “Notes”) by Royal Bank of Canada (the “Bank”) on date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-171806):

•	$17,448,340 aggregate principal amount of Capped Leveraged Index Return Notes® Linked to the S&P 500® Index, due August 30, 2013
•	$59,107,560 aggregate principal amount of Strategic Accelerated Redemption Securities® Linked to S&P 500® Index, due August 20, 2012
•	$5,636,000 aggregate principal amount of Leveraged Buffered Equity Index-Linked Notes (Linked to the S&P 500® Index), due September 18, 2012
•	$20,307,000 aggregate principal amount of Leveraged Buffered Equity Index-Linked Notes (Linked to the S&P 500® Index), due August 23, 2012

EXHIBITS

Exhibit	Description of Exhibit
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Norton Rose OR LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Quebec law.

5.3	Opinion of Norton Rose OR LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Quebec law.

23.1	Consent of Sullivan & Cromwell LLP, U.S. counsel for the Bank (included as part of Exhibit 5.1).

23.2	Consent of Norton Rose OR LLP, Canadian counsel for the Bank (included as part of Exhibit 5.2).

23.3	Consent of Norton Rose OR LLP, Canadian counsel for the Bank (included as part of Exhibit 5.3).

23.4	Consent of Sullivan & Cromwell LLP, U.S. federal income tax counsel for the Bank.

23.5	Consent of Norton Rose OR LLP, Canadian tax counsel for the Bank (included as part of Exhibit 5.2).

23.6	Consent of Norton Rose OR LLP, Canadian tax counsel for the Bank (included as part of Exhibit 5.3).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem

Name: Title:	James Salem Senior Vice-President and Treasurer

By:	/s/ David M. Power
Name: Title:	David M. Power Vice-President, Market Strategy and Execution, Corporate Treasury

Date: August 18, 2011